Exhibit 11

RTW, INC. AND SUBSIDIARY
Statement Regarding Computation of Basic and Diluted Net Income Per Share

	For the three months ended:
				Year-to-date
	March 31,	June 30,	Sept. 30,	Sept. 30,
	2003	2003	2003	2003

Basic weighted average shares outstanding	5,100,311	5,107,790	5,119,663	5,111,748
Stock options
Options at $5.33	—	—	—	—
Options at $4.50	—	—	—	—
Options at $3.80	—	—	—	—
Options at $2.60	—	4,019	4,843	2,954
Options at $2.42	—	29,281	34,239	21,173
Options at $2.20	—	7,142	8,043	5,062
Options at $2.19	—	54,457	60,930	38,462
Options at $2.00	193	1,039	1,141	791
Options at $1.98	17,690	86,385	94,701	66,259

Diluted weighted average shares outstanding	5,118,194	5,297,593	5,323,560	5,246,449

Net income ($000’s)	$564	$639	$3,133	$4,336
Net income per share:
Basic income per share	$0.11	$0.12	$0.61	$0.85
Diluted income per share	$0.11	$0.12	$0.59	$0.83

26